(Translation)






                            ARTICLES OF INCORPORATION


























                              ADVANTEST CORPORATION

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                            ARTICLES OF INCORPORATION
                           ---------------------------


                         CHAPTER I. GENERAL PROVISIONS
                        -------------------------------

Article 1. (Corporate Name)

     The Company shall be called "Kabushiki Kaisha Advantest" in Japanese and shall be expressed in English as "ADVANTEST CORPORATION".

Article 2. (Objective)

     The objective of the Company shall be to engage in the following business activities:

     1. Manufacture and sale of electric, electronic and physicochemical appliances and their applied equipment;

     2. Manufacture and sale of appliances, equipment and software related to any of the foregoing items;

     3. Lease and rental of equipment and appliances, etc., incidental to each of the foregoing items;

     4.   Workers dispatching business; and

     5.   Any and all business incidental to any of the foregoing items.

Article 3. (Location of Head Office)

     The Company shall have its head office in Nerima-ku, Tokyo.

Article 4. (Method of Public Notice)

     The method of the Company's public notice shall be electronic method; provided that it may do so in the Nikkei, in the event that the Company is unable to use electronic method due to accident or other unavoidable reasons.


                               CHAPTER II. SHARES
                               ------------------

Article 5. (Total Number of Issuable Shares)

     The total number of the Company's issuable shares shall be four hundred and forty million (440,000,000) shares.

Article 6. (Issuance of Share Certificates and Their Denominations)

     1.   The Company shall issue share certificates representing its shares.

     2. The denominations of the share certificates issued by the Company shall be determined in accordance with the Share Handling Regulations to be prescribed by the Board of Directors.


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Article 7. (Number of Shares Constituting One Unit of Shares and Non-issuance of
           Share Certificates Constituting Less Than One Unit of Shares)

     1. The number of shares of the Company constituting one unit of shares shall be one hundred (100) shares.

     2. Notwithstanding the provisions of the preceding article, the Company shall not issue any share certificates constituting less than one unit of shares, unless the Share Handling Regulations provide otherwise.

Article 8. (Rights Concerning Shares Constituting Less Than One Unit of Shares)

     Shareholders (including beneficial shareholders, hereinafter the same) of the Company may not exercise his/her rights relating to the shares constituting less than one unit of shares that such shareholder holds other than those rights listed below or specified in these Articles of
     Incorporation:

          (1) Each of the rights provided in Article 189, Paragraph 2 of the Company Law;

          (2) The right to make a request pursuant to the provisions of Article 166, Paragraph 1 of the Company Law; and

          (3) The right to receive an allocation of offered shares and offered stock acquisition rights pursuant to the number of shares held by the shareholder.

Article 9. (Additional Purchases of Shares Constituting Less Than One Unit of
           Shares)

     A shareholder of the Company may, pursuant to the provisions of the Share Handling Regulations, request that the Company sell to such shareholder the number of shares that will constitute one unit of shares when added to the number of shares constituting less than one unit of shares held by him/her.

Article 10. (Share Handling Regulations)

     Matters related to the handling of shares of the Company and fees therefor, other than those provided for in laws and regulations or in these Articles of Incorporation, shall be governed by the Share Handling Regulations to be prescribed by the Board of Directors.

Article 11. (Share Registration Agent)

     1.   The Company shall have a share registration agent.

     2. Share registration agent and the location of its handling office shall be determined by resolution of the Board of Directors and the public notice thereof shall be given.

     3. Preparation of, and maintenance and other business concerning, the shareholders' register (including beneficial shareholders' register, hereinafter the same), the register for stock acquisition rights and the register for lost share certificates shall be commissioned to the share registration agent and shall not be handled by the Company.

Article 12. (Record Date)

     1. The Company shall deem the shareholders registered on the last shareholders' register as of March 31 of each year in writing or digitally as those shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders concerning the relevant fiscal year.


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     2.   In addition to the case provided for in the preceding paragraph, whenever necessary, in accordance with a resolution of the Board of Directors and upon giving prior public notice, the Company may deem the shareholders or the registered pledgees of shares registered on the last shareholders' register as of a certain date in writing or digitally as those shareholders or the registered pledgees of shares who are entitled to exercise their rights.


                  CHAPTER III. GENERAL MEETING OF SHAREHOLDERS
                  --------------------------------------------

Article 13. (Convocation of General Meeting of Shareholders)

     The Ordinary General Meeting of Shareholders shall be convened within three
     (3) months after April 1 each year and the Extraordinary General Meeting of Shareholders shall be convened at any time whenever necessary.

Article 14. (Internet Disclosure and Deemed Provision of Reference Documents for
            General Meeting of Shareholders, etc.)

     The Company may, in connection with the convocation of a general meeting of shareholders, deem the information concerning matters to be stated or indicated on the reference documents for a general meeting of shareholders, business report, statement of accounts and consolidated statement of account to have been provided to the shareholders by disclosing such information through the Internet pursuant to the applicable rules and the Ministerial Ordinance of the Ministry of Justice.

Article 15. (Convener and Chairman of General Meeting of Shareholders)

     1. The General Meeting of Shareholders shall be convened by a Representative Director previously determined by the Board of Directors in accordance with the resolution of the Board of Directors. In case that such Representative Director is unable to act, one of other Directors shall take his/her place in the order predetermined by the Board of Directors.

     2. A Representative Director previously determined by the Board of Directors shall act as the chairman of the General Meeting of Shareholders, and should such Representative Director be unable to act, one of other Directors shall take his/her place in the order predetermined by the Board of Directors.

Article 16. (Method of Resolution)

     1. Unless otherwise provided for by laws and regulations or by the Articles of Incorporation, resolutions of general meetings of shareholders shall be adopted by a majority vote of the total voting rights of the shareholders present at the meeting who are entitled to exercise their voting rights.


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     2.   Special resolutions of general meetings of shareholders set forth in
          Article 309, Paragraph 2 of the Company Law shall be adopted by the affirmative vote of two-thirds of the total voting rights of shareholders who are entitled to exercise their voting rights, and a quorum for the meeting shall require the presence of shareholders holding at least one-third of the total voting rights.

Article 17. (Restriction on Voting by Proxy)

     1. A shareholder may exercise his/her voting right by entrusting one proxy, who shall be another shareholder, to exercise his/her voting rights.

     2. The Shareholder or proxy shall submit to the Company a document evidencing the authority of such proxy for each General Meeting of Shareholders.

Article 18. (Minutes of General Meeting of Shareholders)

     A summary of proceedings, results and other matters required by applicable laws and regulations regarding a general meeting of shareholders shall be recorded in the minutes in writing or digitally.


                CHAPTER IV. DIRECTORS AND THE BOARD OF DIRECTORS
                ------------------------------------------------

Article 19. (Establishment of the Board of Directors)

     The Company shall establish the Board of Directors.

Article 20. (Number of Directors)

     The number of directors of the Company shall be no more than ten (10).

Article 21. (Election of Directors)

     1.   Directors shall be elected at the General Meeting of Shareholders.

     2. A resolution to elect a director shall be made at a meeting at which the shareholders holding one-third (1/3) or more of the voting rights of all shareholders who are entitled to exercise their voting rights, and shall be adopted by a majority of votes thereof.

     3.   Cumulative voting shall not be used for election of Directors.

Article 22. (Term of Office of Directors)

     The term of office of a director shall expire at the close of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within one (1) year after appointment.

Article 23. (Representative Directors and Directors with Titles)

     1. The Board of Directors shall by its resolution elect one or more representative directors.


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     2.   The Board of Directors may by its resolution elect a Chairman of the
          Board and a Vice Chairmen of the Board.

Article 24. (Convocation Notice and Resolutions of the Board of Directors)

     1. The convocation notice of the Board of Directors shall be dispatched to each Director and Corporate Auditor at least three (3) days prior to the date set for the meeting; provided, however, that such period may be shortened in the case of urgency.

     2. The convocation notice as provided for in the preceding paragraph may be omitted when the unanimous consent of all the Directors and the Corporate Auditors is obtained.

     3. The resolution of the Board of Directors shall be adopted by a majority vote of the Directors present at the meeting at which a majority of Directors are present.

     4. If a director submits a proposal to resolve a matter that is subject to resolution by the Board of Directors and if all the directors (limited to those directors who are entitled to participate in the resolution of such matter) consent to such proposal in writing or digitally (except when any corporate auditor objects such proposal), the Company shall deem that there was a resolution by the Board of Directors adopting such proposal.

Article 25. (Regulations of the Board of Directors)

     Any matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors to be prescribed by the Board of Directors, in addition to the laws and ordinances or these Articles of Incorporation.

Article 26. (Minutes of Meeting of the Board of Directors)

     A summary of proceedings, results and other matters required by laws and regulations regarding a meeting of the Board of Directors shall be recorded in the minutes in writing or digitally, and the directors and corporate auditors present at the meeting shall affix their names and seals thereto or put their electronic signatures thereon.

Article 27. (Remuneration, etc. of Directors)

     Remuneration, bonuses and other financial interests received by directors from the Company as compensation for undertaking their functions ("Remuneration, etc.") shall be determined at a general meeting of shareholders.

Article 28. (Exemption of Directors' Liabilities)

     1. Pursuant to the provisions of Article 426, Paragraph 1 of the Company Law and to the extent permitted by laws and regulations, the Company may, by resolution of the Board of Directors, exempt liabilities of its directors (including persons who have previously served as the Company's directors) for failing to perform their duties.

     2. Pursuant to the provisions of Article 427, Paragraph 1 of the Company Law, the Company may enter into contracts with its outside directors to limit their liabilities for a failure to perform their duties, provided that the maximum amount of liabilities under such contracts shall be the total of the amounts provided in each item of Article 425, Paragraph 1 of the Company Law.



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Article 29. (Counselors and Advisors)

     The Board of Directors may by its resolution appoint one or more Counselors and Advisors, respectively.


                          CHAPTER V. CORPORATE AUDITOR
                          ----------------------------

Article 30. (Corporate Auditors and the Board of Corporate Auditors)

     The Company shall have corporate auditors and the Board of Corporate Auditors.

Article 31. (Number of Corporate Auditors)

     The number of corporate auditors of the Company shall be no more than five
     (5).

Article 32. (Election of Corporate Auditors)

     1. Corporate Auditors shall be elected at the General Meeting of Shareholders.

     2. A resolution to elect a corporate auditor shall be made at a meeting at which the shareholders holding one-third (1/3) or more of the voting rights of the total shareholders who are entitled to exercise their voting rights, and shall be adopted by a majority of votes thereof.

Article 33. (Term of Office of Corporate Auditors)

     1. The term of office of a corporate auditor shall expire at the close of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within four (4) years after his/her appointment.

     2. The term of office of a corporate auditor elected to fill a vacancy of another corporate auditor, who has retired before such another corporate auditor term of office expires, shall be until the term of office of such predecessor would expire.

Article 34. (Standing Corporate Auditor(s))

     The Board of Corporate Auditors shall by its resolution elect standing corporate auditor(s).

Article 35. (Convocation Notice of the Board of Corporate Auditors and
            Resolution Thereof)

     1. The convocation notice of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor at least three (3) days prior to the date set for the meeting; provided, however, that such period may be shortened in the case of urgency.

     2. The convocation notice as provided for in the preceding paragraph may be omitted when the unanimous consent of all the Corporate Auditors is obtained.


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     3.   The resolution of the Board of Corporate Auditors shall be adopted by a majority of Corporate Auditors, unless otherwise provided for by laws and ordinances.

Article 36. (Regulations of the Board of Corporate Auditors)

     Any matters concerning the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors to be prescribed by the Board of Corporate Auditors in addition to the laws and ordinances or these Articles of Incorporation.

Article 37. (Minutes of Meeting of the Board of Corporate Auditors)

     A summary of proceedings, results and other matters required by applicable laws and regulations regarding a meeting of the Board of Corporate Auditors shall be recorded in the minutes in writing or digitally, and the corporate auditors present at the meeting shall affix their names and seals thereto or put their electronic signatures thereon.

Article 38. (Remuneration, etc. of Corporate Auditors)

     Remuneration, etc. of corporate auditors shall be determined at a general meeting of shareholders.

Article 39. (Exemption of Corporate Auditors' Liabilities)

     1. Pursuant to the provisions of Article 426, Paragraph 1 of the Company Law and to the extent permitted by laws and regulations, the Company may, by resolution of the Board of Directors, exempt the liabilities of its corporate auditors (including persons who have previously served as the Company's corporate auditors) for failing to perform their duties.

     2. Pursuant to the provisions of Article 427, Paragraph 1 of the Company Law, the Company may enter into contracts with its outside corporate auditors to limit their liabilities for a failure to perform their duties, provided that the maximum amount of liabilities under such contracts shall be the total of the amounts provided in each item of
          Article 425, Paragraph 1 of the Company law.


                       CHAPTER VI. ACCOUNTING AUDITOR(S)
                       ---------------------------------

Article 40. (Accounting Auditor(s))

     The Company shall have accounting auditor(s).



                             CHAPTER VII. ACCOUNTING
                             -----------------------


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Article 41. (Fiscal Year)

     The fiscal year of the Company shall be one (1) year starting from April 1 of each year and ending on March 31 of the following year.

Article 42. (Organ to Decide Distribution of Retained Earnings, etc.)

     Unless otherwise provided for in laws and regulations, the Board of Directors may, by its resolution, decide the matters, such as distribution of retained earnings, that are provided in each item of Article 459, Paragraph 1 of the Company Law.

Article 43. (Record Date for Distribution of Surplus)

     1. The record date for the distribution of fiscal-year-end dividends of the Company shall be March 31 of each year.

     2. The record date for the distribution of an interim dividend of the Company shall be September 30 of each year.

     3. In addition to the record dates set forth in the preceding two paragraphs, the Company may distribute retained earnings by setting a record date.

Article 44. (Expiration for Dividend Payment)

     If the asset to be distributed as dividends is cash and if such cash is not received within three (3) years after the date on which the Company commenced payment thereof, the Company shall be released from the obligation to make such payment.

(Supplementary Provisions)

     1. Notwithstanding the provisions of Article 22 (Term of Office of Directors), the term of office of the directors elected at the 63rd ordinary general meeting of shareholders held on June 28, 2005 shall expire at the close of the 65th ordinary general meeting of shareholders to be held in 2007. This supplementary provision shall be deleted as of the close of the 65th ordinary general meeting of shareholders to be held in 2007.



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                     1.     Enacted                  June 6, 1954;
                     2.     Amended                  May 20, 1964;
                     3.     Amended                  May 20, 1965;
                     4.     Amended                  May 30, 1969;
                     5.     Amended                  February 19, 1974;
                     6.     Amended                  April 9, 1974;
                     7.     Amended                  May 21, 1974;
                     8.     Amended                  August 15, 1974;
                     9.     Amended                  October 22, 1974;
                     10.    Amended                  December 25, 1974;
                     11.    Amended                  February 16, 1976;
                     12.    Amended                  June 28, 1982;
                     13.    Amended                  June 29, 1983;
                     14.    Amended                  June 28, 1985;
                     15.    Amended                  June 29, 1989;
                     16.    Amended                  June 27, 1991;
                     17.    Amended                  June 29, 1994;
                     18.    Amended                  June 29, 1995;
                     19.    Amended                  June 26, 1998;
                     20.    Amended                  June 29, 1999;
                     21.    Amended                  June 28, 2001;
                     22.    Amended                  June 27, 2002;
                     23.    Amended                  June 27, 2003;
                     24.    Amended                  June 25, 2004;
                     25.    Amended                  June 28, 2005;
                     26.    Amended                  June 27, 2006;
                     27.    Amended                  October 1, 2006


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